
Sill
Plants
Make
People

INVEST IN **THE SILL**

[$180K Surpassed!] Own A Piece of 'The Sill' Today!

LEAD INVESTOR



Andrew Mitchell Founder and General Partner, Brand Foundry Ventures

Eliza and The Sill firmly captured my attention well before Brand Foundry Ventures led the company's seed round. Our focus at Brand Foundry is on innovation-driven brands that can connect more directly with today's online savvy consumer. In this regard, The Sill stands as a commanding force in a massive and growing $5bn+ industry. I've sat on the Board and watched the company grow and evolve these past few years in remarkable ways and continue to have conviction in the brand, the team, and their unwavering focus on the company's vision. I am proud to support The Sill as they embark on this next phase of growth.

Invested $250,000 this round & $1,440,000 previously

thesill.com New York NY

Female Founder
Ecommerce
Consumer Goods
Consumer Goods
Minority Founder

Highlights

1. The Sill is the destination for responsibly-sourced, high-quality houseplants and care accessories.

2. We have generated more than $50 million in sales since 2020.

3. The Sill's mission is to bring life to people, and people to life.

4. The Sill has shipped more than 1 million plants nationwide.

5. We are one of the few omni-channel houseplant brands with multiple brick-and-mortar retail stores.

6. The Sill has more than 800,000 customers and 780,000+ Instagram followers.

7. The Sill has been featured in the New York Times, Wall Street Journal, Today Show, and more.

8. We are projecting 2023 to be profitable (not guaranteed).

Our Team



Eliza Blank Founder & CEO

Eliza is the Founder & CEO of The Sill. She was at beauty brand Living Proof



(acquired by Unilever) prior.



Adam Miller COO

Adam is the COO of The Sill. Prior to The Sill, Adam was the COO of Giftbasket.com and held various executive roles at Dean & Deluca and Fairway Market.



Dan Anderson VP, Ecommerce & Engineering

Dan heads up Ecommerce and Engineering at The Sill. A former founder, Dan has also held a variety of senior Engineering roles.



Erin Scottberg Head of Marketing

Erin leads marketing and content at The Sill. Her deep editorial roots include senior roles at magazines including Modern Farmer, Saveur, and Domino, and she holds a Certificate in Horticulture from the Brooklyn Botanic Garden.

The Sill: Leading the Houseplant Revolution


Plants
Make
People
Happy.®


The Sill

Our Founding Story

Founder and CEO Eliza Blank grew up surrounded by nature. Her childhood home was bursting with plants nurtured by her mom, and she spent summers gardening in their backyard in Western Massachusetts. When Eliza moved to New York City in her early 20s, she found herself craving the same comfort of nature and began filling her room with the few plants she could find at the grocery store.

But the selection was sparse and no one was providing care advice. She ended up going from one shop to the next to get everything needed to pot a single plant — only to watch it die in her dark apartment.

Eliza's passion for plants and frustration with the urban plant-buying experience made her keen to create a one-stop solution for folks looking to bring a little bit of life to their homes. This presented the perfect opportunity to modernize a truly antiquated market that's today still ripe for disruption.

Founded in 2012, The Sill broke new ground as an online plant delivery business and has since grown to include eight retail locations in five states and a best-in-class online experience that includes educational workshops and plant care advice.

A home isn't a home without houseplants — and **we've delivered more than one million plants** to homes all over the country.






Plants
Make
People
Happy

> *"I became passionate about plants, setting out to demystify them, making them accessible to a novice, while elevating the experience beyond the local garden center." —Eliza Blank, Founder & CEO*

Own a Piece of The Sill

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We Are Driven By A Clear and Simple Mission: **Plants Make People Happy.**

Our guiding principle is simple: **Plants Make People Happy.** Our mission is to restore people's connection to nature through plants. We sell houseplants — beautiful live, preserved, and faux plants — and encourage the lifestyle that surrounds them, allowing folks to tap into their creative and self-expression through home decor.

through home decor.

The Sill provides an all-encompassing, "one-stop" solution to the indoor plant consumer, serving as the category creator in a field that had never been merchandised or marketed to before: simplifying the often-challenging process of purchasing and properly caring for plants.



To be human is to experience biophilia.

[bio-feelya]

Our inherent desire to connect with nature. To feel an affinity for it. A love, a craving.

It's in our DNA.

Our guiding principle is simple:
Plants Make People Happy.

Our mission is to restore people's connection to nature through plants — and to provide the education & support to make sure they thrive. Both plants *and* people.


The Sill How to Shop
The Sill
How to shop
for houseplants.
00:30
vimeo



The Sill delivers quality, variety, and convenience in an industry which has failed to deliver on the fundamentals of merchandising.

We've built a comprehensive multi-touch point brand: an exclusive product line in e-commerce and brick-and-mortar channels – tied together by robust content and community.


The Sill
Plants Make People Happy.
Shop All
The Sill
Philodendron Green


Recording...
The Sill
Peggy Lu (she/her)
Gabby LoScalzo
Laura Del Aguila
Debbie Reau
Anita Wiggins
Amy Hargens
Gianna Mastroianni
Cindy Dzib
Matthew Goetzka
Lahela Richey
Jessica Shick
Missy Mendoza
Cadence Cochran
iris james
Jessica Wasiak
Sganges1983@gmail.com
Elisa Rondón
Jeanette Jacobs
Melina Torres
Rachel S
Paty
Valentina Carvajal
Takiyah's iPad

One of our **Free Community Workshops**, hosted on Zoom in 2020. While we've returned to running in-person workshops, we've kept the online option as well so we can serve Plant Parents all over the world.


How-To Pick a Plant
The Sill
01:17
vimeo

In addition to live workshops, The Sill also offer a collection of **free, on-demand, self-guided courses** to help new Plant Parents learn the ins and outs of plant care.

Become an Owner of The Sill *Today*

INVEST NOW

We Are The Go-To Omni-Channel Houseplant Brand

We Are The Go-To Omni-Channel Houseplant Brand

The Sill has successfully opened and operated strong brick-and-mortar locations across the country, embodying a portable and capital-efficient store model with compelling unit-level economics. Stores aren't just another venue to sell product — they're community spaces to host workshops, listening posts to develop the product line, and acquisition tools to drive user-generated content and word-of-mouth.

The Sill: A Generation-Defining Brand



Leading the Houseplant Revolution

Encouraging creativity and self-expression while restoring one's relationship to nature.





The Sill store in Cobble Hill neighborhood of Brooklyn, New York.


Opening Day LA
The Sill
00:30
vimeo

Opening Day at The Sill in WeHo neighborhood of Los Angeles, California, in 2019.

Co-Own The Sill

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We Are Going After A HUGE, Expanding Market

The Sill is perfectly positioned to capitalize on enduring secular trends in a massive, fragmented, and ever-expanding market.

Indoor plants' online penetration is only 4%, significantly lagging broader commerce of ~15%.

The Sill is perfectly positioned to capitalize a *massive*, fragmented, and ever-expanding market.


Supermarket: 9%
Internet: 4%
Home Center: 27%
Other: 11%
Mail Order: 1%
Garden Center: 11%
Hardware Store: 20%
Big-Box Retailer: 17%

$4.5B INDOOR PLANT SALES BY CHANNEL (U.S.)

SOURCE: 2019 National Gardening Association National Gardening Survey; 2019 and 2020 edition; represents indoor plant market

Strong Tailwinds Continue in Plants & Gardening


We can count on enduring trends to drive sustainable demand.
Continued convergence of physical and digital channels
Importance of physical and mental health, wellness, and natural stress relief
Younger audience of consumers, attributing a heightened focus to new modes of influence (authenticity, influencers, social media, etc.)
Millennial migration to suburbia and increasing home purchases in the midst of massive housing deficit and early innings of housing boom
Home is the new hub – increased time and investment in the home
Growing importance and attention to sustainability and environmental initiatives

Our Point of Difference Is A **True Moat**

- A winning omni-channel strategy, combining a cutting-edge online platform and a proven store model with deep customer connectivity.
- Differentiated, robust, and editorialized high-quality plant offerings, serving all types of skill levels and lifestyles.
- Engaged and loyal high-value consumers that love the brand; The Sill has created a true community and customer-centric ecosystem.
- Compelling unit economics and expanding margins.

- Multiple attractive levers to drive continued rapid growth with vast untapped opportunities.
- Visionary, founder-led senior team with a cultural engine equipped to execute a robust growth strategy.

Private Equity Firms, Holding Companies, and Strategics Are Taking Note. **You Should Too.**

Markel Corp ➡️ Costa Farms (2017)
Berkshire Partners ➡️ Fast Growing Trees (2021)
TCG ➡️ Epic Gardening (2022)
10th Avenue Holdings ➡️ Lula's Garden (2022)

The Sill is effectively combining physical, digital, and human touchpoints, offering a tangible, trusted experience for the consumer that is unique amongst competitors in today's market.


Innumerable Shortcomings Across Channels and Competitors
Garden Centers
Limited digital presence
Lack market reach
Independent Garden Centers
Big Box
Variable quality
Limited expertise
Lack influence to drive trends
LOWE'S
THE HOME DEPOT
Emerging DTC
Limited product differentiation
Lack of assortment
Limited infrastructure
ANSEL & IVY
bloomscape
horti
LÉON&GEORGE
lively root
rooted
Legacy 2.0(1)
Lack brand authenticity
No real community
Lack of focus from corp. parent
Greendigs
plants.com

1. Greendigs owned by Scotts Miracle-Gro; Plants.com owned by 1-800 Flowers

We've Grown (Like Our Plants!)

We've achieved >$70mm in lifetime revenue.

$100	>50%	<$25	>800K
Average Online Order	Gross Margin (Includes Shipping)	Ad Spend Per Order	Customers

Our Customers are Super Fans!

The Sill's customers absolutely love the brand and what we stand for: quality, sustainable products, insightful and educational content, and a nurturing community that inspires a healthy, nature-centric lifestyle.


succulentsbyreeve
Austin Motel
Plants Make People Happy.
28 likes
succulentsbyreeve You don't have to tell me twice!!!
View all 3 comments
montysnyc
Chelsea, Manhattan
Plants Make People
Liked by thesill and 179 others
montysnyc HAPPY HAPPY WEEKEND | I have never had so many strangers approach me to tell me how happy plants make them too (heart- sing... more
sarah.slu · Follow
Concord, North Carolina
Plants Make People Happy.
Liked by ihavethisthingwithurbanjungles and 504 others
sarah.slu plants make everyone happy, but me
juicegeneration
Union Square Greenmarket
Happy.
Liked by thesill and 1,105 others
juicegeneration GIVEAWAY CLOSED
Congrats to @snapcracklepopricekristies... more

"I really appreciated the staff who answered my questions. They were **helpful and very considerate**, and made sure my questions were addressed!" *—Real Customer Testimonial*

"The plant and container I received FAR exceeded my expectations. Having ordered plants online before, **The Sill outranks all other companies in every way**! Will order again!" *—Real Customer Testimonial*

"**Great selection and prices** and **extremely fast delivery**. We have now used The Sill for two gifts and **both recipients raved about how pleased they were**. An amazing company." *—Real Customer Testimonial*

"Ecstatic with the quality of plants, the ceramic pots, and all the other things The Sill offers. I'm **especially happy with the help they give on maintaining the plants**." *—Real Customer Testimonial*




A New Urban Jungle
Plants Make People Happy.

The Sill featured in *The New York Times* (2018)

Cultivate New Growth ... Together

Garden Centers and Mass Merchants lack the level of service and clienteling to develop meaningful insights, engagement, and loyalty amongst customers. And our connection doesn't stop with the purchase

The Sill offers value beyond the product via extensive, best-in-class customer support, an ongoing two-way dialogue, and community to keep customers engaged and coming back.

The Sill launched in 2012 with a humble Kickstarter. More than 10 years later, our vision, mission, and values remain the same and our model for growth rests on the community now more than ever. The digital advertising landscape and economic landscape have changed, yet we know that community is a business model we can count on.

Co-Own The Sill

INVEST NOW

- Our focus will remain on cultivating community, customer engagement, and brand evangelism
- We will prioritize existing customers
- We will invest in co-creation, which shows up as customer listening, innovation, and experience
- We will deliver on the values that matter most to you — our partners

Our commitment to building The Sill *with* and *for* Plant Parents made an opportunity to raise from our community (thanks WeFunder!) the clear choice. The Sill will continue to succeed if the people who are supporting the business are owners of it, too. We want our customers to not only receive the benefits that come from co-creating this brand — but also share in the financial upside.

With you, in this next era, we can keep marketing costs low, our ideas for growth fresh, our community growing, and our business self-sustaining.

We're delighted that Andrew Mitchell, Founder of Brand Foundry Ventures, is leading our community round, and we're even more excited to enable thousands of others — like you! — to invest alongside this group.

We want to make it clear, however, that just because you *can* invest in The Sill, it doesn't mean you should. Investments are risky — especially in start-ups and small businesses. Even though The Sill is more than ten years old, only about 30% of small businesses make it as far as we have and the future is always uncertain.

That said: If, however, you share our belief that The Sill can grow its financial impact alongside its cultural impact, then this investment could be for you.

Our vision is clear and our mission is meaningful. We'd love to have you by our side as we continue to build The Sill together.

Become an Owner of The Sill *Today*

INVEST NOW

The Future is Green, *The Time is Now*

- Competitors in the space are losing steam given the volatility of the past few years.
- Customers want to see sharper prices, undercutting remaining players ability to sell online.
- Customers want experiences that provides both physical interaction with products & people *and* fulfills their new (post-COVID) "digitally-centric" expectations.
- The Sill's brand is outsized. We're garnering more attention than can be serviced. Our goal will be to co-create with this community to further expand our positioning, price points, and distribution to complete our flywheel and capture an even wider base of customers.

Let's Grow Together! Invest Today.

Own a Piece of The Sill

Own a Piece of The Sill

More Than
ONE MILLION
Plants Sold

800,000+
Happy Customers

EIGHT
Brick & Mortar
Shops in Five States

100%
Responsibly-
Sourced Plants

AAPI Female-
Founded Business

$100 Min
Investment

INVEST NOW


Let’s grow together!

